

April 18, 2017

Elizabeth N. Cohernour
Chief Operating Officer
Wintergreen Advisers, LLC
333 Route 46 West, Suite 204
Mountain Lakes, New Jersey 07046

Re: Consolidated-Tomoka Land Co.
Definitive Proxy Statement filed under cover of Schedule 14A
Filing made on March 27, 2017 by Wintergreen Advisers, LLC et al.
File Number: 001-11350

Dear Ms. Cohernour,

We have reviewed the above-captioned filing, and have the following comments based on the ongoing solicitation made with respect to this filing. Some of our comments may ask for additional information to be provided so that we may better understand the disclosure.

Please respond to this letter by filing corrective disclosure under Rule 14a-6 or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please advise us why.

After reviewing any amendment to the above-captioned filing, or a new filing made pursuant to Rule 14a-6(b), and any information you provide in response to these comments, we may have additional comments.

WELE-AM 1380 Radio Interview Held on April 12, 2017

1. Rule 14a-9, by its terms, applies to any solicitation within the meaning of Rule 14a-1(l)(iii), including those made on an oral basis. During this interview, a person purporting to be you stated that the CTO CEO, John Albright, only owns "somewhere around 28,000 shares" that are vested. To the extent you did provide this interview and make this statement, please provide us with the factual foundation for the quoted statement or disclose a corrective statement. Refer to Note b. of Rule 14a-9.

2. It is our understanding that awards of CTO equity to its executives are made pursuant to compensation plans and are granted at market value. Advise us of the factual basis upon which the following statement was made during the interview: "…frequently [shares of the stock] are acquired at less than the price that you or I would pay for the stock." Alternatively, please make a corrective statement and file it pursuant to Rule 14a-6.

We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 should you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions